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DeFi Holdings (a Subsidiary of Routemaster, TSXV:RM, GR: RMJR) Announces Establishment of Investment and Trading Subsidiary in Bermuda and Partnership With Neversink River Capital

TORONTO, Jan. 08, 2021 (GLOBE NEWSWIRE) -- Routemaster Capital Inc. (the “Company” or “Routemaster”) (TSXV: RM, GR: RMJR) is pleased to announce it has set up an investment and trading subsidiary in Bermuda, DeFi Holdings (Bermuda) Ltd. It will immediately commence initial investments into a weighted portfolio of leading decentralized finance (“DeFi”) protocols for staking and trading purposes. The Company has also entered into an agreement with Neversink River Capital, LLC an innovative cryptocurrency manager led by asset management and technology veterans of Deutsche Bank and MIO Partners to advise and actively manage its portfolio.

Bermuda has welcomed a number of leading cryptocurrency and blockchain companies, enabling a friendly jurisdiction which has sought to work with industry to develop clear guidance around regulation. Bermuda has also emerged as a pioneer in tech, especially as it relates to blockchain-based developments. The Bermuda entity will allow for the Company to invest its resources into the various decentralized finance opportunities that present itself within a jurisdiction that has always favoured innovation.

“We chose Bermuda as a destination because it has been a leader in building a regulatory environment that encourages blockchain innovation and investment. Decentralized finance is the next wave of innovation happening on the blockchain, having government support and regulatory flexibility for innovation will be key to Routemaster’s trajectory,” said Olivier Roussy Newton, co-founder of DeFi Holdings and an advisor to Routemaster Capital. “We are also excited to be partnering with Neversink in parallel to initiating our Bermuda trading operations. One of our primary objectives is to invest in the most promising DeFi protocols that offer the best risk-adjusted returns to our shareholders. Neversink will help us scale the DeFi opportunity to manage the inherent complexities and protect downside corrections utilizing their suite of algorithms.”

Neversink River Capital was founded in 2019 with the objective of allowing its investors to capture the immense upside potential of cryptocurrency assets while protecting against the significant downside risks that remain in this innovative economy -- the company was founded by Benjamin Hao and David Yoon. Ben is a Ph.D. in computer science and was previously Head of Asia at Deutsche Bank Alternative Trading and Global Head of Equity Quantitative Trading at Dresdner Kleinwort. Dave was formerly a Portfolio Manager at MIO Partners and a strategy consultant at McKinsey & Co., as well as a tech entrepreneur.

“We are truly excited about the opportunity to work with Routemaster and the team at DeFi Holdings. The explosive potential of cryptocurrencies is often hampered by the volatility that naturally comes with any nascent technology, however promising. By partnering with DeFi Holdings, we can enable the next wave of blockchain innovation and investment by significantly reducing the risk that often keeps capital from acting on the promise,” said Dave Yoon, co-founder of Neversink River Capital. “We are also delighted to partner with Routemaster to expand its essential trading capabilities in such a supportive environment as Bermuda.”

About Neversink River Capital, LLC:
Neversink River Capital, LLC is a California investment company that leverages proprietary machine-learning technology to significantly outperform the digital asset market. The company works with institutional investors, family offices and foundations, offering participation in the explosive upside of digital assets while managing downside risk. Neversink’s algorithms are designed with 30 years of experience in quantitative trading in equities and commodities and enhanced for the digital asset class.

About Routemaster Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the establishment of an investment and trading subsidiary in Bermuda; the partnership with Neversink River Capital; and the potential investment opportunities being pursued by Routemaster. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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